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                                                              Exhibit 99.B.4.102

                     ING LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

The Contract is endorsed as follows:

Where loans are available under the terms of the Plan under Section 401(a) or 457(b) of the Code:

In the section entitled PAYMENT OF SURRENDER VALUE - FIXED PLUS ACCOUNT, the following is added.

    When a full withdrawal is requested, payment from the Fixed Plus Account is not limited when the withdrawal is made as a loan taken in accordance with the terms of the Plan. The withdrawal is made on a pro rata basis from each of the investment options in which the Individual Account is invested. Certain investment options may be excluded from the pro rata withdrawal requirement as directed by the Participant at the time of the loan withdrawal and agreed to by the Company.

Add the following to the Waiver of Surrender Fee section on the Contract FEE SCHEDULE page or to the Surrender Value section of the Contract, whichever is appropriate:

    No Surrender Fee is deducted from any portion of the Individual Account which is made as a loan taken in accordance with the terms of the Plan. The withdrawal is made on a pro rata basis from each of the investment options in which the Individual Account is invested. Certain investment options may be excluded from the pro rata withdrawal requirement as directed by the Participant at the time of the loan withdrawal and agreed to by the Company.

Endorsed and made a part of the Contract on the later of the date of receipt of any required state approval or the effective date of the Contract.


                                        /s/ Keith Gubbay

                                        President
                                        ING Life Insurance and Annuity Company